SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                          Acrodyne Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00500E104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                         Sinclair Broadcast Group, Inc.
                              2000 West 41st Street
                            Baltimore, Maryland 21211
                                 (410) 467-5005
                               c/o David D. Smith,
                      President and Chief Executive Officer

                                 with copies to:

                            George P. Stamas, Esquire
                           Wilmer, Cutler & Pickering
                              2445 M. Street, N.W.
                             Washington, D.C. 20037
                                 (202) 663-6000

                                       and

                            Steven A. Thomas, Esquire
                             Thomas & Libowitz, P.A.
                         100 Light Street -- Suite 1100
                               Baltimore, MD 21202
                                 (410) 752-2468

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 27, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

CUSIP NO. 00500E104                                                 Page 2 of 11

--------------------------------------------------------------------------------
     1    NAMES OF REPORTING PERSONS

          Sinclair Broadcast Group, Inc.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          52-1494660

--------------------------------------------------------------------------------

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

     3    SEC USE ONLY

--------------------------------------------------------------------------------

     4    SOURCE OF FUNDS (See Instructions)

          WC

--------------------------------------------------------------------------------

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

--------------------------------------------------------------------------------

     6    CITIZENSHIP OR PLACE OR ORGANIZATION

          Maryland

--------------------------------------------------------------------------------

NUMBER OF            (7)   Sole Voting Power:                 0
SHARES
BENEFICIALLY         (8)   Shared Voting Power:       3,448,832
OWNED BY
EACH REPORTING       (9)   Sole Dispositive Power:    2,897,999
PERSON WITH
                     (10)  Shared Dispositive Power:    550,833

--------------------------------------------------------------------------------

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          3,448,832

--------------------------------------------------------------------------------

     12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                  [ ]

--------------------------------------------------------------------------------

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          43.5%

--------------------------------------------------------------------------------

     14   TYPE OF REPORTING PERSON

          CO

Item 1.  Security and Issuer.
-----------------------------

     This Schedule 13D relates to shares of common stock (the "Shares") and warrants to purchase shares of common stock (the "Warrant Shares"), $.01 par value per share, of Acrodyne Communications, Inc. ("Acrodyne," or the "Issuer"). The principal executive offices of the Issuer are located at 516 Township Line Road, Blue Bell, PA 19422.

Item 2.  Identity and Background.
---------------------------------

     This Schedule 13D is filed by Sinclair Broadcast Group, Inc., a Maryland corporation ("Sinclair"). Sinclair is a publicly-held diversified broadcasting company (NASDAQ symbol: SBGI) that owns or programs under local marketing agreements a number of television and radio stations in markets across the United States. Sinclair's principal executive offices are located at 2000 West 41st Street, Baltimore, Maryland 21211.

     By virtue of a voting arrangement in the Investment  Agreement described in
Item 6, Sinclair may be deemed a member of a group including A. Robert Mancuso with respect to the ownership of securities of Acrodyne. This report is filed on behalf of Sinclair only, and information in this report relating to the ownership of Acrodyne securities by Mr. Mancuso is to the best knowledge of Sinclair.

     (a-c) Following are the names, addresses and principal occupations of the executive officers and directors of Sinclair.



NAME                          ADDRESS                                 PRINCIPAL OCCUPATION

(1) David D. Smith            2000 West 41st Street,                  President, Chief Executive
                              Baltimore, Maryland 21211               Officer, Director and
                                                                      Chairman of the Board of
                                                                      Sinclair

(2) Frederick G. Smith        2000 West 41st Street,                  Vice President and Director
                              Baltimore, Maryland 21211               of Sinclair

(3) J. Duncan Smith           2000 West 41st Street,                  Vice President, Secretary and
                              Baltimore, Maryland 21211               Director of Sinclair

(4) Robert E. Smith           2000 West 41st Street,                  Director of Sinclair
                              Baltimore, Maryland 21211

(5) David B. Amy              2000 West 41st Street,                  Vice President and Chief
                              Baltimore, Maryland 21211               Financial Officer of Sinclair



NAME                          ADDRESS                                 PRINCIPAL OCCUPATION

(6) Lawrence E. McCanna       1818 Charles Center South               Partner, Gross, Mendelsohn
                              36 S. Charles Street                    & Associates, P.A.
                              Baltimore, MD  21202

(7) Basil A. Thomas           100 Light Street, Suite 1100,           Of Counsel, Thomas &
                              Baltimore, MD  21202                    Libowitz, P.A.



     (d) Neither Sinclair nor any of the persons identified as (1) through (7) on the above table (collectively, the "Sinclair Parties") has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations, or similar misdemeanors).

     (e) None of the Sinclair Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Sinclair Parties are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

     On January 27, 1999, Sinclair paid $4.3 million in cash from working capital (some of which was obtained through a draw on its bank credit facility with the Chase Manhattan Bank, as agent) to Acrodyne in consideration of the issuance of 1,431,333 shares of Acrodyne's common stock for a price per share of $3.00 and the issuance of warrants to purchase up to an aggregate of 8,719,225 shares of common stock over a term of seven years at prices ranging from $3.00 to $6.00 per share. Of such warrants, 6,000,000 are exercisable only upon Acrodyne's achievement of increased product sales or sales of products with new technology.

     Simultaneously with the purchase of the newly-issued shares, Sinclair also purchased 800,000 shares of common stock of Acrodyne from a group consisting of Scorpion-Acrodyne Investors LLC, Newlight Associates, LP, and Newlight Associates (BVI), LP. Sinclair paid the selling stockholders $3.50 per share for an aggregate purchase price of $2,800,000 in cash from its working capital (some of which was obtained through a draw on its bank credit facility).

Item 4.  Purpose of Transaction.
-------------------------------

     Sinclair has purchased the common stock and warrants of Acrodyne as part of a strategic investment arrangement and not for the purpose of acquiring control of Acrodyne, except to the extent the arrangements described herein constitute control of Acrodyne. Sinclair and Acrodyne presently intend for Acrodyne to continue its existence as an independent public company.

     Sinclair has a right of first refusal concerning the shares of Acrodyne held by Mr. Mancuso, as well as preemptive rights to purchase its pro rata portion of any newly issued shares of common stock. Sinclair is prohibited, however, from purchasing additional shares of common stock of Acrodyne (other than by exercise of the warrants), or from effecting a business combination with Acrodyne unless certain approvals are obtained. See Item 6 for details.

     The board of directors of Acrodyne has been expanded and reconstituted. As of the date hereof, the board consists of three directors nominated by Sinclair and two directors nominated by Mr. Mancuso. The two additional directorships are to be nominated by mutual agreement of Sinclair and Mr. Mancuso and will be filled in due course.

     The management structure of Acrodyne has been altered as well. The day-to-day management of the company is conducted by a management committee. The management committee consists of three persons. Sinclair nominates one member, who is also chairman of the committee. Sinclair also nominates a second member, who must also be the chief operating officer of Acrodyne, but Mr. Mancuso must consent to this nominee. Mr. Mancuso nominates the third member, who must also be the chief executive officer of Acrodyne.

     The transaction reported on this Schedule 13D may impede the acquisition of control of Acrodyne by a third party for a number of reasons. Sinclair beneficially owns 43.5% of the common stock of Acrodyne. After exercise of all of the warrants issued to Sinclair in connection with its investment (some of which are conditional), Sinclair could increase its beneficial ownership to 73.1%. Together with Sinclair's right to nominate three directors and approve the two independent directors, these voting rights will make it highly unlikely a third party could take over Acrodyne without the prior consent of Sinclair. Further, the charter documents of Acrodyne have been amended to (i) increase the number of authorized shares of common stock from 10,000,000 to 35,000,000; and
(ii) provide that all actions of shareholders must be presented to shareholders at a meeting duly convened and held for such purpose. Both of these changes may make it more difficult for a third party to mount a proxy contest or otherwise acquire a controlling interest in Acrodyne.

     Except as described above, Sinclair has no plan that relates to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Sinclair, through (A) its direct ownership of 2,231,333 shares of common stock of the Issuer, (B) its right to purchase 666,666 shares of common stock of the Issuer pursuant to the Investor Warrant described in Item 6, and
(C) its voting agreement with Mr. Mancuso described in Item 6, is deemed to be the beneficial owner of 3,448,832 shares of common stock, representing approximately 43.5% of the issued and outstanding common stock of the Issuer, of which 55,000 shares are shares Sinclair believes are held by Mr. Mancuso and 495,833 are shares Sinclair believes are obtainable upon exercise of options held by Mr. Mancuso. Sinclair holds additional warrants to purchase shares of common stock of the Issuer which become exercisable from time to time, as described in Item 6, below. Sinclair has a preemptive right to purchase its pro rata share of stock Acrodyne proposes to issue and a right of first refusal to purchase shares Mr. Mancuso proposes to sell, as described in Item 6.

     (b) Sinclair's right to vote the Shares is subject to the voting agreement and proxy arrangements in the Investment Agreement described more particularly in Items 4 and 6. Sinclair has the sole right to dispose of the Shares.

     (c) Except for the acquisitions described in Items 3 and 4, Sinclair has not effected any transactions in the common stock of Acrodyne during the sixty days preceding the date of this Schedule 13D. The transactions described in Items 3 and 4 were the culmination of private discussions and negotiations among Mr. Mancuso and representatives of Sinclair, Acrodyne, and Scorpion Holdings (representing the selling shareholders identified in Item 3) in Blue Bell, Pennsylvania, Baltimore, Maryland, and elsewhere during the summer and fall of 1998. The parties signed the definitive documentation for the transactions on November 23, 1998, and closed the transactions after obtaining the approval of the Acrodyne shareholders at a special meeting held in Blue Bell, Pennsylvania on January 27, 1999.

     (d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
-------------------------

     Pursuant to the warrant agreements, Acrodyne has granted Sinclair the following rights to purchase common stock of Acrodyne:

o Investor Warrant. The Investor Warrant entitles Sinclair to purchase up to 2,000,000 shares of common stock at $3.00 per share. Sinclair may purchase up to 666,666 shares at any time, up to 1,333,333 shares from and after January 27, 2000, and up to 2,000,000 shares from and after January 27, 2001. The Investor Warrant will expire on January 27, 2006.

o Anti-Dilution Warrant. The Anti-Dilution Warrant entitles Sinclair to purchase up to 719,225 shares of common stock at $3.00 per share. The Anti-Dilution Warrant is designed to prevent a dilution of Sinclair's equity ownership, and is only exercisable if and to the extent that other holders of outstanding options and warrants exercise their rights to purchase common stock. The Anti-Dilution Warrant will expire on January 27, 2006.

o Bonus Warrant. The Bonus Warrant entitles Sinclair to purchase up to 6,000,000 shares of common stock, starting at a price of $3.00 per share and increasing 20% per year to a maximum of $6.00 per share. The Bonus Warrant is only exercisable if Acrodyne meets certain sales goals. In each fiscal year, Sinclair will receive the right to purchase one share of common stock for each $20 of Acrodyne's sales that are either (i) in excess of Acrodyne's 1998 sales or (ii) realized from new product lines. The Bonus Warrant will expire on January 27, 2006.

     Under the  Subscription  Agreement  between Sinclair and Acrodyne (see Item
7), Acrodyne is required to register the sale by Sinclair of the Shares and the Warrant Shares. Sinclair may assign its registration rights to a transferee of the Shares, provided the transferee is an accredited investor that agrees to be bound by the terms of the Subscription Agreement, and certain other conditions are fulfilled. Sinclair also undertakes in the Subscription Agreement to refrain until January 27, 2000 from transferring, encumbering, or entering into a voting agreement concerning the Shares, the Warrant Shares, or the 800,000 shares purchased from the Scorpion/Newlight investment group (see Item 3).

     Under the Investment Agreement among Sinclair, Mr. Mancuso, and Acrodyne (see Item 7), Sinclair and Mr. Mancuso agree to vote their shares to elect the directors nominated by each of them, and each grants an irrevocable proxy to the other to ensure this agreement is implemented (see Item 4). The proxies will remain in effect until the termination of the Investment Agreement, which remains in effect for so long as Sinclair owns at least 20% of the voting power of all shares of Acrodyne capital stock. Sinclair and Mr. Mancuso are also restricted from voting their shares to remove the directors nominated solely by the other.

     Under the Investment Agreement, Sinclair has the right to purchase its pro rata portion of common stock and securities convertible into common stock that Acrodyne may propose to issue. Sinclair has thirty days from receipt of notice from Acrodyne to exercise these preemptive rights.

     The Investment Agreement contains certain standstill provisions, which will remain in effect until at least January 27, 2006 (notwithstanding the earlier termination of the Investment Agreement). The Investment Agreement provides that, unless approved by a majority of the board of directors of Acrodyne that includes both independent directors, Sinclair may not own more than 2,231,333 shares of common stock, not including the Warrant Shares. The foregoing restriction does not apply, however, during the time in which any person unaffiliated with Sinclair has commenced and is continuing a tender offer involving Acrodyne's securities or has both made a public announcement regarding, and is pursuing, any form of acquisition of Acrodyne. The Investment Agreement further provides that, unless approved by a majority of the board of directors of Acrodyne that includes both independent directors, or as otherwise allowed in the Investment Agreement, neither Sinclair, Mr. Mancuso or their affiliates may (i) commence a proxy solicitation, (ii) form a group within the meaning of Section 13(d)(3) of the Act, (iii) deposit common stock in a voting trust or otherwise enter into a voting agreement, (iv) initiate a stockholder proposal, (v) seek election to the Board of Directors, or seek to remove directors, (vi) call a meeting of shareholders, (vii) solicit or negotiate with any third party regarding a business combination with Acrodyne, or (viii) encourage any third party to take any of the foregoing actions.

     The Investment Agreement also grants Sinclair a right of first refusal to purchase, or arrange for a third party to purchase, any or all of Mr. Mancuso's shares at the same price and on the same terms and conditions as any bona fide offer which Mr. Mancuso receives from a third party and wishes to accept. Sinclair has thirty days from receipt of notice from Mr. Mancuso within which to exercise its rights. If Sinclair does not exercise its rights, Mr. Mancuso is free to sell his shares to the third party offeror at a price and on terms no less favorable than those contained in the original offer. If any of Mr. Mancuso's shares are publicly resalable, then he may freely sell up to 10,000 of them in any calendar quarter through a broker or market maker and, for transactions over 10,000, Sinclair must exercise its right of first refusal within 24 hours of receipt of Mr. Mancuso's notice.

     Under the Letter Agreement between Sinclair and Acrodyne dated November 23, 1998, Acrodyne undertakes to issue additional shares of common stock or warrants to Sinclair if Acrodyne's representations and warranties in the Subscription Agreement regarding capital stock are inaccurate. The intent expressed in the Letter Agreement is to ensure Sinclair receives sufficient shares and warrants to reflect the parties' understanding as to the percentage ownership of the stock of Acrodyne that Sinclair is acquiring pursuant to the Subscription Agreement.

Item 7.  Material to Be Filed as Exhibits.
------------------------------------------

     (1) Subscription Agreement dated November 23, 1998 by and between Sinclair Broadcast Group, Inc. and Acrodyne Communications, Inc.*

     (2) Investor Warrant dated January 27, 1999 to purchase 2,000,000 shares of common stock of Acrodyne Communications, Inc. issued to Sinclair Broadcast Group, Inc.*

     (3) Anti-Dilution Warrant dated January 27, 1999 to purchase 719,225 shares of common stock of Acrodyne Communications, Inc. issued to Sinclair Broadcast Group, Inc.*

     (4) Bonus Warrant dated January 27, 1999 to purchase 6,000,000 shares of common stock of Acrodyne Communications, Inc. issued to Sinclair Broadcast Group, Inc.*

     (5) Investment Agreement dated January 27, 1999 by and among Sinclair Broadcast Group, Inc., Acrodyne Communications, Inc., and A. Robert Mancuso relating to certain corporate governance and voting rights for shares of Acrodyne.*

     (6) Letter Agreement dated November 23, 1998 by and between Sinclair Broadcast Group, Inc. and Acrodyne Communications, Inc. regarding issuance of additional shares and warrants to remedy any breach of the capital stock representations and warranties in the Subscription Agreement.

------------------------

*Incorporated by reference from exhibits to the Proxy Statement for Acrodyne Communications, Inc. filed pursuant to Schedule 14A on December 28, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 5, 1999                         Sinclair Broadcast Group, Inc.
         Baltimore, Maryland


                                                 By:  /s/ David B. Amy
                                                      ------------------------
                                                      David B. Amy
                                                      Chief Financial Officer